United States Securities and Exchange Commission
Washington, D.C. 20549
Form 11-K
Annual Report
Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number 001-15202
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
W. R. Berkley Corporation Profit Sharing Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
          W. R. Berkley Corporation
475 Steamboat Road
Greenwich, CT 06830

W. R. Berkley Corporation Profit Sharing Plan
December 31, 2006 and 2005
Index to Financial Statements and Supplemental Schedule

Page(s)
Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2006 and 2005	4

Statement of Changes in Net Assets Available for Plan Benefits for the Year ended December 31, 2006	5

Notes to Financial Statements	6-11

* Supplemental Schedule H, Line 4i: Schedule of Assets (Held at End of Year) — December 31, 2006	12
Exhibit 23 Consent of Independent Registered Public Accounting Firm
EX-23: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

*	Schedules required by Form 5500 which are not applicable have not been included.

Report of Independent Registered Public Accounting Firm
To the Plan Administrator of
W. R. Berkley Corporation Profit Sharing Plan:
We have audited the accompanying statements of net assets available for plan benefits of the W. R. Berkley Corporation Profit Sharing Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006 and 2005 and the changes in the Plan net assets available for plan benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule H, line 4i — schedule of assets (held at end of year) — December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York
June 26, 2007

W. R. Berkley Corporation Profit Sharing Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2006 and 2005

	2006	2005
Assets:
Investments, at fair value (Note 6):
W. R. Berkley Corporation Common Stock Fund	$66,787,948	$61,824,602
Mutual Funds	306,929,213	253,449,792
Participant Loans	7,979,715	6,588,281

Total investments	381,696,876	321,862,675

Contributions receivable:
Employer	23,988,966	21,369,712
Participants	526,667	406,706

Total receivables	24,515,633	21,776,418

Net assets available for plan benefits	$406,212,509	$343,639,093

See accompanying notes to financial statements.

W. R. Berkley Corporation Profit Sharing Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2006

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 6)	$15,628,092
Interest and dividends	20,515,490
Loan interest	406,955

Net investment income	36,550,537

Contributions:
Employer	23,988,966
Participants	17,630,049
Rollovers	4,424,930

Total contributions	46,043,945

Total additions	82,594,482

Deductions from net assets attributed to:
Benefits paid to participants	19,979,913
Administrative expenses	41,153

Total deductions	20,021,066

Net increase in net assets available for plan benefits	62,573,416

Net assets available for plan benefits at:
Beginning of year	343,639,093

End of year	$406,212,509

See accompanying notes to financial statements.

W. R. Berkley Corporation Profit Sharing Plan
Notes to Financial Statements
(1)	Plan Description

The following brief description of the W. R. Berkley Corporation (the Company) Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan.
(a) General
The Plan is a defined contribution plan and was established for the benefit of eligible employees of the Company and its participating subsidiaries. An employee becomes eligible to participate in the Plan on the first day of the calendar quarter following the first full calendar quarter in which the employee completes 250 hours of service, or on the first day of the calendar quarter following the employee’s first year in which the employee completes 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective March 28, 2005, the Plan was amended to allow for mandatory distributions to terminated participants whose vested account balance is less than $1,000 (previous minimum was $5,000).
Effective July 1, 1997, Fidelity Management Trust Company (Fidelity) was appointed by the Profit Sharing Plan Finance Committee as the trustee, custodian and recordkeeper for the Plan. The Company has a Profit Sharing Plan Finance Committee to select the investment alternatives provided by the Plan. The Company has a Profit Sharing Plan Administrative Committee to assist in the administration of the Plan.
(b) Contributions
The major provisions related to the contribution provisions of the Plan include: (i) the minimum annual employer contribution is 5% of eligible compensation as defined in the Plan document; (ii) employer contributions are made on an annual basis; (iii) a Company 401(k) Savings Account was established in conjunction with the Plan, whereby a minimum of 40% of the employer contribution to the Plan is allocated to the Company 401(k) account; and (iv) employees may elect to make voluntary tax-deferred contributions up to 16% of eligible compensation, subject to certain limitations, to the employee 401(k) account. Effective January 1, 2007, a participant may elect to make voluntary tax-deferred contributions up to 50% of eligible compensation subject to certain limitations. Participants reaching age 50 during the calendar year may make a separate election to contribute additional “catch-up” contributions. In 2005, the maximum annual catch-up contribution was $4,000 and increased to $5,000 in 2006. Participants may roll over eligible pre-tax contributions from another 401(a), 403(a), 403(b) plan, governmental 457(b) retirement plan, and taxable amounts from an Individual Retirement Account (IRA) into the Plan. Participants are suspended from making pre-tax contributions for six months after taking a hardship withdrawal from the Plan. The Board of Directors of each participating subsidiary approves employer contributions to the Plan. Effective February 1, 2007, Participants will be able to contribute Roth after tax contributions and those participants reaching age 50 during the calendar year will be able to contribute up to $5,000 as a Roth catch-up contribution. A participant may contribute either or both a 401(k) contribution or a Roth contribution and catch-up contribution up to 50% of their eligible compensation subject to the combined IRS maximum.

W. R. Berkley Corporation Profit Sharing Plan
Notes to Financial Statements
(c) Participants’ Accounts
The participant recordkeeping services are provided by Fidelity. Each participant’s account is credited with the participant’s contributions, the appropriate amount of the Company’s contributions and an allocation of investment fund earnings or losses in which the participant has directed his or her contribution. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The account of each participant is valued on a daily basis.
(d) Vesting
Participants are fully vested in their employee 401(k) voluntary contributions, roll-over contributions, catch-up contributions, the employer contribution to their Company 401(k) account, and earnings thereon. Vesting in the portion of the employer contribution that is not allocated to the Company 401(k) account occurs at the rate of 20% per year beginning after three years of continuous employment, as defined, and participation in the Plan. In the event of death, disability or retirement, in accordance with the provisions of the Plan, the participant becomes fully vested. Effective January 1, 2007, the vesting percent in the company 401(k) account will change to 20% per year after two years of continuous employment for any contributions allocated to the company 401K account after January 1, 2007.
(e) Payments of Benefits
On termination of employment, retirement or death, a participant or participant’s beneficiary may elect to receive the payment benefits in a lump sum or in annual installments not to exceed 15 years. Distributions to terminated participants are based upon the closing price of the funds on the date the participant requests the distribution from Fidelity. Withdrawals to active participants are based on the date the withdrawals have been approved by the Plan Administrator and are processed by Fidelity.
(f) Forfeitures
Forfeitures are retained in the Plan and are allocated among the accounts of the remaining active participants as of the last day of the Plan year in which the forfeiture occurs. Forfeited employer contributions allocated during the year ended December 31, 2006, totaled $1,517,083. During 2005, the Plan Sponsor determined that certain administrative procedures relating to Plan forfeitures may not have been followed in accordance with the terms of the Plan document. During the first quarter of 2007, the Plan Sponsor corrected any operational items that may have occurred and notified all participants affected by the correction.
(g) Participant loans
Effective January 1, 1996, the Plan allows participants to borrow from their account. Participants may borrow up to 50% of their vested account balance; the minimum amount of any loan from the Plan is $1,000, and the maximum amount is the lesser of $50,000 or 50% of the value of the participant’s vested account. A participant may request a loan for any reason and the loan may be repaid over 60 months. For the purchase of a primary residence, however, the loan may be repaid over 25 years.

W. R. Berkley Corporation Profit Sharing Plan
Notes to Financial Statements
The interest rate charged on the loan and repaid to the participant’s account is determined by the Profit Sharing Plan Finance Committee and set for the duration of the loan. A participant may have up to two loans outstanding. Payment is made through payroll deductions or the loan may be paid in full by a lump-sum payment. A partial lump-sum repayment is not permitted. A participant with an outstanding loan balance who separates from service with the Company has the option of repaying the loan in a lump sum or continuing to pay the monthly loan payment amount directly to Fidelity.
(h) Investments
Participants are responsible for directing the investment of their respective accounts. The investment options in the Plan consisted of the following twenty-eight funds at December 31, 2006:

Fidelity Asset Manager® 50%	Fidelity Magellan® Fund
Fidelity Contrafund®	Fidelity Overseas Fund
Fidelity Capital Appreciation Fund	Fidelity Puritan® Fund
Fidelity Diversified International Fund	Fidelity Retirement Money Market Portfolio
Fidelity Equity-Income Fund	AIM Small Cap Growth Fund — Investor Class
Fidelity Freedom Income Fund®	Janus Research Fund
Fidelity Freedom 2000 Fund®	Janus Worldwide Fund
Fidelity Freedom 2010 Fund®	Morgan Stanley Institutional Fund Trust Value Portfolio — Adviser Class
Fidelity Freedom 2020 Fund®	PIMCO Low Duration Fund — Administrative Class
Fidelity Freedom 2030 Fund®	PIMCO Total Return Fund — Administrative Class
Fidelity Freedom 2040 Fund®	Royce Low-Priced Stock Fund — Investment Class
Fidelity Government Income Fund	Spartan® U.S. Equity Index Fund — Investor Class
Fidelity Growth Company Fund	Wells Fargo Small Cap Value Fund — Class Z
Fidelity Intermediate Bond Fund	W. R. Berkley Corporation Common Stock Fund

W. R. Berkley Corporation Profit Sharing Plan
Notes to Financial Statements
(2)  Summary of Significant Accounting Policies
The following are the more significant accounting policies followed by the Plan:
(a) Basis of Accounting and Use of Estimates
The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, as well as disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.
(b) Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The stock fund is valued at its year-end unit closing price. A net asset value (NAV) per unit is determined on a daily basis. In determining the NAV, the value of the W. R. Berkley Corporation Common Stock Fund is based on the closing price of the Company’s Shares on the New York Stock Exchange (NYSE) or, if not available, the latest available price reported by the principal national securities exchange. The NAV will be adjusted by dividends paid on common stock, interest on short-term investments held in the fund and expenses of the fund. In calculating net asset value of mutual funds, investments are valued based on their market values, but when market quotations are not readily available, investments are valued based on fair value as determined in good faith in accordance with procedures established by Fidelity, the Trustee. Participant loans are valued at cost which approximates fair value. Purchases and sales of investments are recorded on a trade date basis. Realized gains and losses are based on specific identification method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Investment management fees, including brokerage fees and commissions on the purchase and sale of securities and other related portfolio management expenses, are paid from assets of, and applied against the investment performance of, the respective investment funds.
(c) Plan Expenses
Certain general expenses of operating and administering the Plan are paid by the Company but may be charged against investment fund assets in the future, as determined by the Company.
(d) Payment of Benefits
Benefit payments are recorded when paid.

W. R. Berkley Corporation Profit Sharing Plan
Notes to Financial Statements
(3)	Risks and Uncertainties

The Plan offers a number of investment options including the Company Common Stock Fund and a variety of pooled investment funds, which consist of registered investment companies. The investment funds are comprised of U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the Statement of Changes in Net Assets Available for Plan Benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the W. R. Berkley Corporation Common Stock Fund, which principally invests in security of a single issuer.
(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA.

In the event of termination of the Plan, all amounts credited to the participants become fully vested, and all assets remaining after payments of any expenses properly chargeable against the Plan will be distributed to the participants in accordance with the value of each participant’s account on the date of such termination.

(5)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 24, 1999 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (The “Code”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Code.

W. R. Berkley Corporation Profit Sharing Plan
Notes to Financial Statements
(6)	Investments

The following investments represent 5% or more of the Plan’s net assets as of December 31, 2006 and 2005:

	2006	2005

W. R. Berkley Corporation Common Stock Fund	$66,787,948	$61,824,602

Mutual Funds:
Fidelity Contrafund®	58,650,398	52,316,649
Fidelity Retirement Money Market Portfolio	33,443,403	26,471,547
Fidelity Puritan® Fund	27,418,821	22,862,592
Spartan® U.S. Equity Index Fund — Investor Class	22,634,377	19,437,099
The net appreciation on investments (including gains and losses on investments bought and sold, as well as held) for the year ended December 31, 2006 are as follows:

W. R. Berkley Corporation Common Stock Fund	$5,121,710
Mutual funds	10,506,382

Net appreciation in fair value of investments	$15,628,092

(7)	Related Party Transactions
Certain Plan investments are managed or sponsored by Fidelity Investments, an affiliate of Fidelity Management Trust Company who is the trustee as defined by the Plan and accordingly, these transactions with Fidelity Investments qualify as party-in-interest transactions. Investments in the W. R. Berkley Common Stock Fund also qualify as party-in-interest transactions.

W. R. Berkley Corporation Profit Sharing Plan
Schedule H, Line 4i— Schedule of Assets (Held at End of Year)
December 31, 2006

		Fair Value at
		December 31,
Identity of Issuer	Description and Number of Shares/Units	2006

*W. R. Berkley Corporation Common Stock Fund	Common Stock Fund; 1,181,878 units	$66,787,948

*Fidelity Puritan® Fund	Mutual funds; 1,373,001 shares	27,418,821
*Fidelity Magellan® Fund	Mutual funds; 129,362 shares	11,580,517
*Fidelity Contrafund®	Mutual funds; 899,546 shares	58,650,398
*Fidelity Equity-Income Fund	Mutual funds; 246,951 shares	14,458,960
*Fidelity Growth Company Fund	Mutual funds; 226,753 shares	15,806,972
*Fidelity Intermediate Bond Fund	Mutual funds; 1,051,337 shares	10,786,716
*Fidelity Government Income Fund	Mutual funds; 862,754 shares	8,662,048
*Fidelity Overseas Fund	Mutual funds; 235,752 shares	10,561,688
*Fidelity Capital Appreciation Fund	Mutual funds; 97,527 shares	2,643,945
*Fidelity Asset Manager® 50%	Mutual funds; 261,567 shares	4,213,850
*Fidelity Diversified International Fund	Mutual funds; 497,733 shares	18,391,233
*Fidelity Freedom Income Fund®	Mutual funds; 72,913 shares	841,411
*Fidelity Freedom 2000 Fund®	Mutual funds; 39,498 shares	492,148
*Fidelity Freedom 2010 Fund®	Mutual funds; 305,583 shares	4,467,621
*Fidelity Freedom 2020 Fund®	Mutual funds; 431,049 shares	6,694,195
*Fidelity Freedom 2030 Fund®	Mutual funds; 226,858 shares	3,636,527
*Fidelity Retirement Money Market Portfolio	Mutual funds; 33,433,403 shares	33,443,403
*Spartan® U.S. Equity Index Fund — Investor Class	Mutual funds; 451,064 shares	22,634,377
*Fidelity Freedom 2040 Fund®	Mutual funds; 187,068 shares	1,773,405
Janus Worldwide Fund	Mutual funds; 104,365 shares	5,266,255
PIMCO Total Return Fund —Administrative Class	Mutual funds; 672,376 shares	6,979,259
Janus Research Fund	Mutual funds; 369,922 shares	9,229,559
Morgan Stanley Institutional Fund Trust Value Portfolio — Adviser Class	Mutual funds; 289,882 shares	5,165,692
PIMCO Low Duration Fund — Administrative Class	Mutual funds; 239,440 shares	2,372,850
AIM Small Cap Growth Fund — Investor Class	Mutual funds; 137,905 shares	4,124,739
Royce Low-Priced Stock Fund — Investment Class	Mutual funds; 300,309 shares	5,054,205
Wells Fargo Small Cap Value Fund-Class Z	Mutual funds; 371,938 shares	11,578,419

Total Mutual Funds		306,929,213

* Participant Loans	1,192 participant loans (interest
	rates range from 4.00% to 9.50% with
	maturities ranging from 1 to
	25 years)	7,979,715

Total Investments		$381,696,876

*	Party-in-interest as defined by ERISA
See accompanying report of independent registered public accounting firm.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the Finance Committee of W. R. Berkley Corporation Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
By	Eugene G. Ballard
Eugene G. Ballard
Member, Profit Sharing Plan Administrative Committee

June 26, 2007
Exhibit Index

Exhibit 23	Consent of Independent Registered Public Accounting Firm